UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

February 3, 2010

Commission File Number: 001-32945

WNS (Holdings) Limited ———————————————————————————————————
(Translation of registrant’s name into English)

Jersey, Channel Islands ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Gate 4, Godrej & Boyce Complex Pirojshanagar, Vikhroli (W) Mumbai 400 079, India +91-22-6797-6100
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Other events

On February 3, 2010, WNS (Holdings) Limited (the “Company”) through WNS Global
Services Private Limited, one of its Indian subsidiaries, entered into an employment agreement with Mr. Keshav Murugesh pursuant to which Mr. Murugesh agreed to serve as Group Chief Executive Officer of the Company effective
February 19, 2010. The appointment is for an initial term of five years.
Earlier, Neeraj Bhargava stepped down as Group Chief Executive Officer and
Director of the Company with effect from January 31, 2010.

On February 3, 2010, the Company issued a press release announcing the appointment of Mr. Murugesh as Group Chief Executive Officer.

A copy of the press release dated February 3, 2010 is attached hereto as Exhibit
99.1.

Exhibit

99.1 Press release of WNS (Holdings) Limited dated February 3, 2010

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WNS (Holdings) Limited

Date: February 3, 2010	By:	/s/ Alok Misra
	Name:	Alok Misra
	Title:	Group Chief Financial Officer

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated February 3, 2010